EXHIBIT 99.1

Brookfield Renewable Announces Strong First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 02, 2025 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended March 31, 2025.

“We had a strong start to the year, delivering record results from our large, highly contracted, global operating fleet, which is now approaching 45,000 megawatts diversified across the lowest cost energy technologies. We were also successful advancing our growth initiatives, highlighted by our agreement to acquire National Grid Renewables and completing the privatization of Neoen,” said Connor Teskey, CEO of Brookfield Renewable.

He continued, “The fundamentals for energy remain strong as investment in digitalization and reindustrialization is driving demand growth that far exceeds supply. This imbalance persists despite weaker market sentiment due to uncertainty of the impacts of tariffs globally. In the current environment, we feel our business is differentiated by its resiliency, strong balance sheet, and strategic positioning, allowing us to not only continue to execute, but also capitalize on the current environment to opportunistically grow our platform and extend our leadership position.”

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2025	2024
Net loss attributable to Unitholders	$(197)	$(120)
- per LP unit(1)	(0.35)	(0.23)
Funds From Operations (FFO)(2)	315	296
- per Unit(2)(3)	0.48	0.45

Brookfield Renewable reported FFO of $315 million in the quarter, or $0.48 per unit, which adjusting for strong hydro generation last year, was up 15%. All in, FFO per unit was up 7%, as these results benefited from the stable, inflation-linked and contracted cash flows of our diverse global operating fleet, our growth activities and accretive capital recycling. After deducting non-cash depreciation and one-time expenses associated with completing the acquisition of Neoen, our Net loss attributable to Unitholders for the three months ended March 31, 2025 was $197 million.

Key highlights:

  Strengthening our balance sheet, highlighted by the issuance of C$450 million of medium-term notes during the quarter at our tightest new issue spread in almost 20 years, ending the quarter with approximately $4.5 billion of available liquidity, and providing flexibility to deploy capital in the current attractive environment. We have also been active repurchasing our units at current trading levels as we see this as an accretive use of capital, buying back ~$35 million of our units year-to-date.
  Executing asset recycling, closing and agreeing to the sale of $900 million of assets and businesses ($230 million net to Brookfield Renewable) in the quarter. We continue to advance our robust pipeline of sales processes and we expect to generate significant proceeds and strong returns from our asset rotation program throughout the year.
  Advancing commercial priorities including securing contracts to deliver an incremental ~4,500 gigawatt hours per year of generation. This included progressing the delivery of projects to Microsoft under the Renewable Energy Framework Agreement. We continue to view the initial 10,500 megawatts scoped into the agreement as the minimum we will contract under the framework, reflecting the strong demand for power we continue to see from many of the global technology players.
  Delivered ~800 megawatts of capacity during the quarter and expect to bring on ~8,000 megawatts of new renewable capacity this year.
  Deployed or committed $4.6 billion ($500 million net to Brookfield Renewable) across multiple investments, adding leading platforms and assets in the U.S. and globally. This included completing the privatization of Neoen and agreeing to acquire National Grid Renewables.

Volatile Times Favor the Strong

Current sentiment for the renewables sector reflects an elevated level of uncertainty, with investors reacting to tariff announcements and an evolving business landscape. We are of the view that many investors today are not discerning between those in the sector that are diversified and well positioned to mitigate potential impacts, and those that are not.

In the current environment, we feel our business is differentiated by its resiliency and strategic positioning, allowing us to not only continue to execute, but capitalize on the current environment to opportunistically grow and enhance our platform.

We have a diversified, global platform of almost 45,000 megawatts of operating capacity that generates high-quality, resilient and inflation-linked cash flows.

Our assets generate a critical resource at the lowest cost in their respective markets and our portfolio is approximately 90% contracted for an average duration of 14 years, with revenues ~70% indexed to inflation. Our fleet delivers power to more than 1,000 customers with no single corporate buyer representing more than 2% of our revenues. Our contracted and inflation-linked cash flows provide visibility on our growing operating earnings and returns to support our distribution and reinvestment in our business through cycles.

Our development projects are well protected against changes in input costs.

Most of our projects have fixed priced engineering, procurement and construction (“EPC”) contracts that have limited exposure to price increases. Where we do retain price exposure, we have also taken actions to help limit the impact on our returns by integrating clauses in our PPA contracts to enable price adjustments. These fixed price EPC contracts and PPA adjustment clauses help protect against changes in input costs impacting our currently under construction and near-term development pipeline and we will continue to execute our development with this approach going forward.

In addition to the EPC contracts and PPA clauses, as one of the largest buyers of materials, we are also well equipped to navigate tariffs and supply chain challenges relative to other players in the sector. We have a diverse global supply chain that supports our U.S. and worldwide development and have proactively increased consumption of domestic goods in the U.S. through the signing of framework agreements with OEMs to support the expansion of domestic suppliers.

The solar sector has been subject to tariffs in the U.S. for several years. This prompted domestic supply chain investment as well as the growth of supply chains outside of China. We import an immaterial amount of materials directly from China for our U.S. development activities as a result of our prior efforts to minimize the impact of in-place tariffs. This has us well positioned to navigate the current environment.

Outside of the U.S., we expect a positive impact on supply chain availability and input costs. Where U.S. developers were the dominant buyers of materials from Asian and European suppliers, we could see increasing quantities of materials available in those local markets, where local buyers like ourselves could benefit from higher availability and lower pricing.

Renewables are the most viable and lowest cost power source by a wide margin in most markets.

Similar to other price shock increases in recent years, such as higher borrowing rates, we expect to push any higher input costs that we see in our business through in the form of higher PPAs with very little expected impact on demand or developer returns.

With this backdrop, while most investors are focused on incremental risks they are seeing in the market today, the current uncertainty is creating an opportunity for those that are well positioned to extend their leadership position. Players like us with derisked, growing cash flows, strong balance sheets, access to capital and an ability to move with conviction are best placed to excel in this environment.

The Public to Private Market Bifurcation is Widening

Public market valuations for renewable energy companies have trended significantly lower in recent months. At the same time, fundamentals for energy demand are strong and meeting this demand requires significant capital. This is driving incumbent utilities and traditional energy players to refocus on their core businesses or seek scale capital partnerships or solutions, creating significant opportunities for those with access to capital, carve out capabilities and development expertise to acquire renewable platforms and assets for value.

During the quarter, we reached an agreement to acquire National Grid Renewables (“NGR”), a fully integrated onshore renewable power operator and developer in the U.S. NGR has 3,900 megawatts of operating and under construction assets, a 1,000-megawatt construction ready portfolio and an over 30,000-megawatt development pipeline, focused predominantly on utility-scale solar and battery storage systems.

Similar to the Deriva Energy (formerly Duke Energy Renewables) transaction we executed two years ago, NGR is a sizable acquisition that involves a corporate carve out with a large, unregulated operating portfolio, significant near-term operational improvement opportunities, and an attractive growth pipeline of advanced onshore assets. We were able to acquire the platform for value given our access to scale capital, ability to execute a complex carve out, and our operating and development capabilities.

NGR’s contracted operating portfolio provides strong downside protection and we see an opportunity to deliver significant value through the development of the company’s large, high-quality, advanced stage pipeline, which is well-located relative to the demand we are seeing from large technology companies. We expect to close the acquisition in the first half of the year.

We were also successful in the quarter acquiring the remaining outstanding shares of Neoen, resulting in our 100% ownership of the business. The privatization and close of the acquisition further demonstrates our ability to execute large-scale acquisitions and the opportunity in the present market for investors with access to capital. We expect to drive value generation through the acceleration of Neoen’s development activities and via the implementation of an asset rotation program.

In contrast to the sentiment for renewables in the public markets today, we continue to see robust demand from private investors for our derisked operating assets and platforms with advanced projects and highly executable growth opportunities.

During the quarter, we closed and advanced several asset sales, crystallizing strong returns, including closing the first phase of our India portfolio sale and the sale of our interest in First Hydro, generating almost three times our invested capital and a ~20% return. In addition, we also reached an agreement to sell an additional 25% stake in Shepherds Flat at the same valuation as our previous 50% stake sale, generating almost two times our invested capital and proceeds of ~$200 million (~$50 million net to Brookfield Renewable).

The market for asset recycling continues to be robust and our pipeline of potential asset sales is large. We continue to bring on derisked operating assets and equip our platforms with end-to-end capabilities making them increasingly attractive to lower cost of capital buyers. Our growing portfolio of attractive assets and platforms is enabling us to continue scaling our capital rotation activities and deliver on our full-cycle value creation model, a very accretive and repeatable way to generate returns for our shareholders and fund our growth.

Looking ahead, we remain well positioned to continue to capitalize on the current market bifurcation, acquiring for value as well as monetizing our derisked renewables platforms and assets to lower cost of capital buyers, generating strong returns.

Operating Results

In the first quarter, we generated record FFO of $315 million, or $0.48 per unit, up 15% year-on-year when adjusting for strong hydro conditions last year. In total FFO per unit was up 7% year-over-year and we continue to target 10%+ FFO per unit growth in 2025. This underlying growth reflects the operating leverage of our fleet, successful commissioning of new capacity, recently closed investments and the scaling of our normal course capital recycling activities.

Our hydroelectric segment delivered FFO of $163 million on generation that was broadly in line with our long-term average (“LTA”). More importantly, this business is well positioned for a strong second quarter and 2025, as solid hydrology and a relatively cold winter in North America has resulted in a healthy snowpack and reservoirs near the long-term average. Our Colombian business, Isagen, had a strong quarter with generation well above LTA and EBITDA significantly above prior year, reflecting a return to strong normalized performance following last year’s El Niño impacted results.

Our wind and solar segments generated $149 million of FFO benefiting from newly commissioned capacity and the closing of our investments in Neoen and Ørsted’s ~3,500-megawatt operating offshore wind portfolio in the U.K. Both of these recent acquisitions are performing in line with our underwriting expectations.

Our distributed energy, storage, and sustainable solutions segments performed well, generating a combined $126 million of FFO, doubling from the prior year. Results from our distributed generation and storage business were positively impacted by the asset improvement programs we have been executing, the continued build-out of our development pipeline, and a gain on the sale of our interest in First Hydro. Westinghouse also continues to perform well, benefiting from the growing demand for nuclear power.

Balance Sheet & Liquidity

Our financial position remains strong with approximately $4.5 billion of available liquidity at the end of the quarter. Our significant access to scale capital and strong investment grade balance sheet continues to differentiate our franchise and support our growth initiatives.

In March, we opportunistically issued C$450 million of 10-year notes at 4.54%. We achieved our lowest coupon in the past 5 years and our 155-bps spread matched our tightest new issue spread in almost 20 years. The issuance is consistent with our funding strategy of conservatively accessing the investment grade corporate debt market as our underlying cash flow grows.

We have also been active repurchasing our units at current trading levels, as we see this as an accretive use of capital. Year-to-date we have bought back ~$35 million of our own units, while ensuring we have substantial liquidity to take advantage of the robust growth opportunities we are seeing today.

Distribution Declaration

The next quarterly distribution in the amount of $0.373 per LP unit, is payable on June 30, 2025 to unitholders of record as at the close of business on May 30, 2025. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.373 per share, also payable on June 30, 2025 to shareholders of record as at the close of business on May 30, 2025. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s First Quarter 2025 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

To participate in the Conference Call on May 2, 2025 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI0ad41a67049d49af9f8c6ea3001fc657. Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/edtk6dcy.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2025		2024
Assets
Cash and cash equivalents		$1,955		$3,135
Trade receivables and other financial assets(4)		6,862		6,705
Equity-accounted investments		2,618		2,740
Property, plant and equipment, at fair value and Goodwill		79,402		78,909
Deferred income tax and other assets(5)		4,441		3,320
Total Assets		$95,278		$94,809

Liabilities
Corporate borrowings(6)		$4,080		$3,802
Borrowings which have recourse only to assets they finance(7)		31,422		30,588
Accounts payable and other liabilities(8)		17,616		15,524
Deferred income tax liabilities		8,546		8,439

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$23,717		$26,168
General partnership interest in a holding subsidiary held by Brookfield	48		50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,346		2,457
BEPC exchangeable shares and class A.2 exchangeable shares	2,167		2,269
Preferred equity	537		537
Perpetual subordinated notes	737		737
Preferred limited partners' equity	634		634
Limited partners' equity	3,428	33,614	3,604	36,456
Total Liabilities and Equity		$95,278		$94,809

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenues	$1,580	$1,492
Other income	170	34
Direct operating costs(9)	(675)	(634)
Management service costs	(49)	(45)
Interest expense	(609)	(476)
Share of loss from equity-accounted investments	(16)	(33)
Foreign exchange and financial instrument gain	249	120
Depreciation	(583)	(502)
Other	(261)	(12)
Income tax recovery (expense)
Current	41	(28)
Deferred	45	14
Net loss	$(108)	$(70)
Net loss attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(89)	$(50)
Net loss attributable to Unitholders	(197)	(120)
Basic and diluted loss per LP unit	$(0.35)	$(0.23)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended March 31
UNAUDITED (MILLIONS)	2025	2024
Operating activities
Net loss	$(108)	$(70)
Adjustments for the following non-cash items:
Depreciation	583	502
Unrealized foreign exchange and financial instrument gain	(188)	(117)
Share of loss from equity-accounted investments	16	33
Deferred income tax recovery	(45)	(14)
Other non-cash items	71	56
	329	390
Net change in working capital and other(10)	58	(66)
	387	324
Financing activities
Net corporate borrowings	307	297
Corporate credit facilities, net	(240)	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	2,308	647
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	368	151
(Repurchase) issuance of equity instruments, net and related costs	(27)	118
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(243)	(132)
To unitholders of Brookfield Renewable or BRELP	(283)	(260)
	2,190	821
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	(2,743)	(11)
Investment in property, plant and equipment	(1,546)	(840)
Disposal of associates and other assets	457	2
Restricted cash and other	41	14
	(3,791)	(835)
Cash and cash equivalents
(Decrease) increase	(1,214)	310
Foreign exchange gain (loss) on cash	56	(17)
Net change in cash classified within assets held for sale	(22)	(11)
Balance, beginning of period	3,135	1,141
Balance, end of period	$1,955	$1,423

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	3,032	3,621	3,231	3,234	$288	$303	$172	$206	$103	$137
Brazil	1,057	1,014	956	1,008	48	59	36	42	30	36
Colombia	926	694	850	843	77	79	53	45	30	20
	5,015	5,329	5,037	5,085	413	441	261	293	163	193
Wind	2,397	2,128	2,570	2,500	165	170	129	121	86	87
Utility-scale solar	946	720	1,139	844	96	93	95	90	63	61
Distributed energy & storage	312	284	253	225	53	52	122	43	114	34
Sustainable solutions	—	—	—	—	130	119	22	35	12	33
Corporate	—	—	—	—	—	—	(4)	(7)	(123)	(112)
Total	8,670	8,461	8,999	8,654	$857	$875	$625	$575	$315	$296

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$74	$(105)	$(103)	$118	$24	$(116)	$(108)
Add back or deduct the following:
Depreciation	159	221	134	57	12	—	583
Deferred income tax (recovery) expense	(3)	(30)	(26)	22	—	(8)	(45)
Foreign exchange and financial instrument loss (gain)	2	(133)	(79)	(8)	(36)	5	(249)
Other(11)	27	167	149	6	2	10	361
Management service costs	—	—	—	—	—	49	49
Interest expense	181	196	129	48	1	54	609
Current income tax expense (recovery)	31	(1)	8	(81)	—	2	(41)
Amount attributable to equity accounted investments and non-controlling interests(12)	(210)	(186)	(117)	(40)	19	—	(534)
Adjusted EBITDA attributable to Unitholders	$261	$129	$95	$122	$22	$(4)	$625

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$122	$9	$(61)	$(28)	$(6)	$(106)	$(70)
Add back or deduct the following:
Depreciation	161	210	96	31	4	—	502
Deferred income tax (recovery) expense	2	(6)	(1)	(3)	—	(6)	(14)
Foreign exchange and financial instrument (gain) loss	(34)	(75)	7	8	(23)	(3)	(120)
Other(11)	(47)	(29)	(21)	(24)	10	16	(95)
Management service costs	—	—	—	—	—	45	45
Interest expense	198	111	85	32	3	47	476
Current income tax expense	18	9	—	1	—	—	28
Amount attributable to equity accounted investments and non-controlling interests(12)	(127)	(108)	(15)	26	47	—	(177)
Adjusted EBITDA attributable to Unitholders	$293	$121	$90	$43	$35	$(7)	$575

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2025	2024
Net loss	$(108)	$(70)
Add back or deduct the following:
Depreciation	583	502
Deferred income tax recovery	(45)	(14)
Foreign exchange and financial instruments gain	(249)	(120)
Other(13)	361	(95)
Amount attributable to equity accounted investment and non-controlling interest(14)	(227)	93
Funds From Operations	$315	$296

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended March 31
	2025	2024
Basic loss per LP unit(1)	$(0.35)	$(0.23)
Adjusted for proportionate share of:
Depreciation	0.43	0.38
Deferred income tax recovery	(0.06)	(0.03)
Foreign exchange and financial instruments loss (gain)	0.01	(0.06)
Other(19)	0.45	0.39
Funds From Operations per Unit(3)	$0.48	$0.45

Brookfield
Press Release

BROOKFIELD RENEWABLE CORPORATION

REPORTS FIRST QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.373 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on June 30, 2025 to shareholders of record as at the close of business on May 30, 2025. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended March 31
US$ millions (except per unit amounts), unaudited	2025	2024
Select Financial Information
Net income attributable to the partnership	$5	$491
Funds From Operations (FFO)(2)	139	219

BEPC reported FFO of $139 million for the three months ended March 31, 2025 compared to $219 million in the prior year. After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items our Net income attributable to the partnership for the three months ended March 31, 2025 was $5 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2025		2024
Assets
Cash and cash equivalents		$614		$624
Trade receivables and other financial assets(4)		2,890		3,162
Equity-accounted investments		774		753
Property, plant and equipment, at fair value and Goodwill		40,458		39,388
Deferred income tax and other assets(5)		228		202
Total Assets		$44,964		$44,129

Liabilities
Borrowings which have recourse only to assets they finance(7)		$14,111		$13,775
Accounts payable and other liabilities(8)		3,345		3,153
Deferred income tax liabilities		6,689		6,493

Shares classified as financial liabilities		8,377		8,600

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,737		$10,508
Participating non-controlling interests – in a holding subsidiary held by the partnership	269		259
The partnership	1,436	12,442	1,341	12,108
Total Liabilities and Equity		$44,964		$44,129

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended March 31
	2025	2024

Revenues	$907	$1,125
Other income	23	24
Direct operating costs(9)	(368)	(484)
Management service costs	(23)	(21)
Interest expense	(413)	(363)
Share of loss from equity-accounted investments	(2)	(15)
Foreign exchange and financial instrument (loss) gain	(21)	29
Depreciation	(307)	(345)
Other	(17)	26
Remeasurement of shares classified as financial liability	223	548
Income tax (expense) recovery
Current	(36)	(20)
Deferred	29	(13)
Net (loss) income	$(5)	$491
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$(10)	$1
Participating non-controlling interests – in a holding subsidiary held by the partnership	—	(1)
The partnership	5	491
	$(5)	$491

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended March 31
	2025	2024
Operating activities
Net (loss) income	$(5)	$491
Adjustments for the following non-cash items:
Depreciation	307	345
Unrealized foreign exchange and financial instruments loss (gain)	2	(28)
Share of loss from equity-accounted investments	2	15
Deferred income tax (recovery) expense	(29)	13
Other non-cash items	51	16
Remeasurement of shares classified as financial liability	(223)	(548)
	105	304
Net change in working capital and other(10)	5	(47)
	110	257
Financing activities
Non-recourse borrowings and related party borrowings, net	152	131
Capital contributions from participating non-controlling interests	101	82
Distributions paid:
To participating non-controlling interests	(149)	(76)
	104	137
Investing activities
Investment in equity-accounted investments	(20)	—
Investment in property, plant and equipment	(248)	(277)
Disposal of subsidiaries, associates and other securities, net	—	(113)
Restricted cash and other	16	19
	(252)	(371)
Cash and cash equivalents
(Decrease) increase	(38)	23
Foreign exchange gain (loss) on cash	27	(9)
Net change in cash classified within assets held for sale	1	(2)
Balance, beginning of period	624	627
Balance, end of period	614	639

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended March 31
UNAUDITED (MILLIONS)	2025	2024

Net (loss) income	$(5)	$491
Add back or deduct the following:
Depreciation	307	345
Deferred income tax (recovery) expense	(29)	13
Foreign exchange and financial instruments loss (gain)	21	(29)
Other(13)	50	(204)
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(15)	163	65
Remeasurement of shares classified as financial liabilities	(223)	(548)
Amount attributable to equity accounted investments and non-controlling interests(16)	(145)	86
Funds From Operations	$139	$219

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2025 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Quarter Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2025 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)   For the three months ended March 31, 2025, average LP units totaled 284.9 million, respectively (2024: 286.8 million, respectively).

(2)   Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)   Average Units outstanding for the three months ended March 31, 2025 were 662.9 million, respectively (2024: 664.9 million, respectively), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at March 31, 2025 were 662.2 million (2024: 664.2 million).

(4)   Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(5)   Balance includes deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(6)   Balance includes current and non-current portion of corporate borrowings.

(7)   Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(8)   Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(9)   Direct operating costs exclude depreciation expense disclosed below.

(10)   Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(11)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(12)   Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(13)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(15)   Balance is included within interest expense on the consolidated statements of income (loss).

(16)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(17)   Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(18)   Available liquidity of over $4.5 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q1 2025 Interim Report.

(19)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.